Salient Midstream & MLP Fund

4265 San Felipe, 8th Floor

Houston, TX 77027

February 26, 2021

U.S. Securities and Exchange Commission

Attn: Filing Desk

100 F Street, N.E.

Washington, D.C. 20549-6009

Re:	Salient Midstream & MLP Fund

Investment Company Act of 1940--Rule 17g-1(g)

Bonding of Officers and Employees

(Salient Midstream & MLP Fund File No. 811-22626)

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed herewith please find a copy of the financial institution bond (the “Bond”) in favor of Salient Midstream & MLP Fund (the “Trust”), and Resolutions of the Board of Trustees of the Trust (including a majority of Trustees who are not “interested persons” of the Trust as defined in the 1940 Act) approving the form, amount, type and coverage of the Bond.

If the Trust had not been named as an insured under a joint insured bond, the Trust would have maintained a single insured bond at a minimum amount of $525,000 as required under the Rule. The term of the Bond extension is January 31, 2021 through January 31, 2022, and the premiums have been paid through January 31, 2022.

Please call me at (713) 548-2662 if you have any questions.

Sincerely,

/s/ Thomas Dusenberry
Thomas Dusenberry
Treasurer and Principal Financial Officer
Salient Midstream & MLP Fund

Enclosures

CRYSTAL IBC LLC

ATTN:	Blake Cramsie

32 OLD SLIP
NEW YORK, NY 10005

INSURED:	THE ENDOWMENT MASTER FUND, L.P.
PRODUCT:	DFIBond
POLICY NO:	82210769
TRANSACTION:	RENL

Chubb Group of Insurance Companies	DECLARATIONS
202B Hall’s Mill Road	FINANCIAL INSTITUTION INVESTMENT
Whitehouse Station, NJ 08889	COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 82210769

THE ENDOWMENT MASTER FUND, L.P.

4265 SAN FELIPE, 8TH FLOOR
FEDERAL INSURANCE COMPANY
HOUSTON, TX 77027	Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from	12:01 a.m. on January 31, 2021
	to	12:01 a.m. on January 31, 2022

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT

1.	Employee	$ 4,500,000	$ 0

2.	On Premises	$ 4,500,000	$ 25,000

3.	In Transit	$ 4,500,000	$ 25,000

4.	Forgery or Alteration	$ 4,500,000	$ 25,000

5.	Extended Forgery	$ 4,500,000	$ 25,000

6.	Counterfeit Money	$ 4,500,000	$ 25,000

	7.	Threats to Person	$ Not Covered	$ Not Covered

	8.	Computer System	$ 4,500,000	$ 25,000

	9.	Voice Initiated Funds Transfer Instruction	$ 4,500,000	$ 25,000

	10.	Uncollectible Items of Deposit	$ 25,000	$ 5,000

	11.	Audit Expense	$ 25,000	$ 5,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1 - 9

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary	President

Courtsigned by February 11, 2021

ICAP BOND (5-98) - Federal

Form 17-02-1421 (Ed. 5-98) Page 1 of 1

.		The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED
		for:

Insuring Clauses

Employee	1.	Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises	2.	Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit	3.	Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

		a.		in an armored motor vehicle, including loading and unloading thereof,

		b.		in the custody of a natural person acting as a messenger of the ASSURED,

or

		c.		in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

			(1)	written records,

			(2)	securities issued in registered form, which are not endorsed or are restrictively endorsed, or

			(3)	negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP BOND (5-98)

Form 17-02-1421 (Ed. 5-98) Page 1 of 19

Insuring Clauses

(continued)

Forgery Or Alteration	4	Loss resulting directly from:

		a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

		b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under
INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

		a.	acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1) bear a Forgery or a fraudulently material alteration,

(2) have been lost or stolen, or

(3) be Counterfeit, or

		b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP BOND (5-98)

Form 17-02-1421 (Ed. 5-98) Page 2 of 19

Insuring Clauses
Extended Forgery (continued)		For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money	6.	Loss resulting directly from the receipt by the ASSURED in good faith of any
Counterfeit money.

Threats To Person	7.	Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in SECTION 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

		a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

		b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of
Investigation and local law enforcement authorities concerning such threat.
It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8.	Loss resulting directly from fraudulent:
		a.	entries of data into, or

		b.	changes of data elements or programs within,
a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted,

debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

ICAP BOND (5-98)

Form 17-02-1421 (Ed. 5-98) Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds Transfer Instruction	9.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of
		Investment Company shares from a Customer’s account, provided such Voice Initiated Funds Transfer Instruction was:
		a.	received at the ASSURED’S offices by those Employees of the ASSURED
			specifically authorized to receive the Voice Initiated Funds Transfer
			Instruction,

		b.	made by a person purporting to be a Customer, and

		c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.
		In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit	10.	Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

		a.	redemptions or withdrawals to be permitted,

		b.	shares to be issued, or

		c.	dividends to be paid,
		from an account of an Investment Company.

		In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

		Items of Deposit shall not be deemed uncollectible until the ASSURED’S standard collection procedures have failed.

Audit Expense	11.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 4 of 19

General Agreements

Additional Companies Included As Assured	A.	If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:
(1)	The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2)	Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4)	Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5)	If the first named ASSURED ceases for any reason to be covered under this
Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured	B.	The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 5 of 19

General Agreements
(continued)

Additional Offices Or	C.		If the ASSURED, other than an Investment Company, while this Bond is in force,
Employees - Consolidation,			merges or consolidates with, or purchases or acquires assets or liabilities of
Merger Or Purchase Or			another institution, the ASSURED shall not have the coverage afforded under this
Acquisition Of Assets Or			Bond for loss which has:
Liabilities - Notice To		(1)	occurred or will occur on premises, or
Company
		(2)	been caused or will be caused by an employee, or
		(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
		c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -	D.		When the ASSURED learns of a change in control (other than in an Investment
Notice To Company			Company), as set forth in Section 2(a) (9) of the Investment Company Act of
		1940,	the ASSURED shall within sixty (60) days give written notice to the
COMPANY setting forth:
		(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
		(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
		(3)	the total number of outstanding voting securities.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And	E.		The COMPANY will indemnify the ASSURED for court costs and reasonable
Attorneys’ Fees			attorneys’ fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
CLAUSE 1., this Section shall only apply in the event that:
		(1)	an Employee admits to being guilty of Larceny or Embezzlement,
		(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 6 of 19

General Agreements

Court Costs And	(3)	in the absence of 1 or 2 above, an arbitration panel agrees, after a review of
Attorneys’ Fees		an agreed statement of facts between the COMPANY and the ASSURED,
(continued)		that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the
DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the
LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF
LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the
DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
	2.	of the DECLARATIONS for the applicable INSURING CLAUSE, the
COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 7 of 19

Conditions and
Limitations

Definitions	1.	As used in this Bond:
		a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

		b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

		c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

		d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer
Instruction.

		e.	Employee means:

(1) an officer of the ASSURED,

(2) a natural person while in the regular service of the ASSURED at any of the ASSURED’S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the
ASSURED’S premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,

(6) an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 8 of 19

Conditions and Limitations

Definitions (continued)	(8)	each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

		a.	creating, preparing, modifying or maintaining the ASSURED’S computer software or programs, or

		b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9)	any partner, officer or employee of an investment advisor, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an
Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an
Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

		a.	which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

		b.	which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 9 of 19

Conditions and Limitations

Definitions (continued)	f.	Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.
	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 10 of 19

Conditions and Limitations

Definitions (continued)		m.	Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

		n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

		o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

		p.	Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

		q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses	2.	This bond does not directly or indirectly cover:
		a.	loss not reported to the COMPANY in writing within sixty (60) days after termination of this Bond as an entirety;

		b.	loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

		c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

		d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

		e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

		f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

		g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 11 of 19

Conditions and Limitations

General Exclusions - Applicable to All Insuring Clauses		h.	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;

(continued)		i.	loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

			(1)	of any law regulating:

				a.	the issuance, purchase or sale of securities,

				b.	securities transactions on security or commodity exchanges or the over the counter market,

				c.	investment companies,

				d.	investment advisors, or

			(2)	of any rule or regulation made pursuant to any such law; or

		j.	loss of confidential information, material or data;

		k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING

CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.	3.	This Bond does not directly or indirectly cover:
		a.	loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;
		b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:

			(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the

ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

			(2)	to do damage to the premises or Property of the ASSURED;

		c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

		d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING

CLAUSE 10.;

		e.	loss of property while in the mail;

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 12 of 19

Conditions and Limitations

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1. (continued)		f.	loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

		g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

		h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED’s Computer System; or

		i.	loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.	4.	This bond does not directly or indirectly cover:
a.

loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

		b.	loss resulting from forgery or any alteration;

		c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability	5.	At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

		a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

		b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

		c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 13 of 19

Conditions and Limitations

Limit Of Liability/Non- Reduction And Non- Accumulation Of Liability (continued)		d. any one casualty or event other than those specified in a., b., or c. above, shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

		i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

		ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this Bond, or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company	7.	a.	The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

		b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

		c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

		d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

		e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 14 of 19

Conditions and Limitations

Notice To Company - Proof - Legal Proceedings Against Company (continued)		f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount	8.	The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

		There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation	9.	BOOKS OF ACCOUNT OR OTHER RECORDS

		The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

		The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

		In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties. OTHER PROPERTY

		The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 15 of 19

Conditions and Limitations

(continued)

Securities Settlement	10.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:

		a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

		b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.

for securities having a value greater than the applicable LIMIT OF LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment – Recovery	11.	In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

		a.	first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

		b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim,

		c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 16 of 19

Conditions and Limitations

Subrogation - Assignment – Recovery		d.	fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond.
(continued)		Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath,

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment Company:

		a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

		b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

		c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 17 of 19

Conditions and Limitations

Termination (continued)		If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

		a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

		b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

		The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

		a.	the ASSURED,

		b.	a Transportation Company, or

		c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15.	If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

		If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 18 of 19

Conditions And Limitations

Change or Modification (continued)	If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

ICAP Bond (5-98)

Form 17-02-1421 (Ed. 5-98) Page 19 of 19

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com [chubb.com], or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.

The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: January 31, 2021	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 1

To be attached to and

form a part of Policy No. 82210769

Issued to: THE ENDOWMENT MASTER FUND, L.P.

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)

FEDERAL INSURANCE COMPANY

Endorsement No:	2

Bond Number:	82210769

NAME OF ASSURED: THE ENDOWMENT MASTER FUND, L.P.

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Salient Private Access Master Fund, LP

Salient Private Access Registered Fund, LP

Salient Private Access TEI Fund, LP

Salient Private Access Institutional Fund, LP

The Endowment PMF Master Fund, LP

The Endowment PMF Fund, LP

The Endowment PMF TEI Fund, LP

Salient Midstream & MLP Fund

Salient MLP & Energy Infrastructure Fund

Salient Tactical Plus Fund

Salient Select Income Fund

Salient Tactical Growth Fund

Salient Global Real Estate Fund

This Endorsement applies to loss discovered after 12:01 a.m. on January 31, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 11, 2021

By
Authorized Representative

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page1

FEDERAL INSURANCE COMPANY

Endorsement No. 3

Bond Number: 82210769

NAME OF ASSURED: THE ENDOWMENT MASTER FUND, L.P.

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any

Investment Company.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY		DEDUCTIBLE AMOUNT
1. Employee	$	4,500,000	$	0
2. On Premises	$	4,500,000	$	25,000
3. In Transit	$	4,500,000	$	25,000
4. Forgery or Alteration	$	4,500,000	$	25,000
5. Extended Forgery	$	4,500,000	$	25,000
6. Counterfeit Money	$	4,500,000	$	25,000
7. Threats to Person	$	Not Covered	$	Not Covered
8. Computer System	$	4,500,000	$	25,000
9. Voice Initiated Funds Transfer Instruction	$	4,500,000	$	25,000
10. Uncollectible Items of Deposit	$	25,000	$	5,000
11. Audit Expense	$	25,000	$	5,000
12. Unauthorized Signature	$	25,000	$	5,000
13. Fraudulent Transfer Instruction	$	4,500,000	$	25,000

This Endorsement applies to loss discovered after 12:01 a.m. on January 31, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 11, 2021

By
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 4

Bond Number:	82210769

NAME OF ASSURED: THE ENDOWMENT MASTER FUND, L.P.

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

12. Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or

Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED’S right of recovery under this INSURING

CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2. By adding to Section 1., Definitions, the following:

r.	Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

s.	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2) of a type commonly dealt in on securities exchanges or markets, and

(3) either one of a class or series or by its terms divisible into a class or series of shares,

participations, interests or obligations.

ICAP Bond

Form 17-02-5602 (Ed. 10-03) Page 1

t.	Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on January 31, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 11, 2021

By
Authorized Representative

ICAP Bond

Form 17-02-5602 (Ed. 10-03) Page 2

	ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: January 31, 2021	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	5

	To be attached to and

	form a part of Bond No.	82210769

Issued to: THE ENDOWMENT MASTER FUND, L.P.

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION

ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

17-02-2437 (12/2006) rev.

		ENDORSEMENT/RIDER

Effective date of

this endorsement/rider: January 31, 2021	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	6

	To be attached to and

	form a part of Bond No.	82210769

Issued to: THE ENDOWMENT MASTER FUND, L.P.

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional

Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To

Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 (“the

Act”), due to:

(i) the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or

(ii) an increase in asset size of current Investment Companies covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-14098 (04/2008)

Page1

FEDERAL INSURANCE COMPANY

Endorsement No:	7

Bond Number:	82210769

NAME OF ASSURED: THE ENDOWMENT MASTER FUND, L.P.

TEXAS AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended by adding an additional paragraph to Section 13.,Termination, as follows:

“The COMPANY may not terminate or refuse to renew this Bond solely because the ASSURED is an elected official.”

This Endorsement applies to loss discovered after 12:01 a.m. on January 31, 2021.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 11, 2021

By
Authorized Representative

State Amendatory-General Use Form 17-02-1429 (Ed. 1-97)

			ENDORSEMENT/RIDER
Effective date of

this endorsement/rider: January 31, 2021			FEDERAL INSURANCE COMPANY

		Endorsement/Rider No.	8

		To be attached to and

		form a part of Bond No.	82210769

Issued to:	THE ENDOWMENT MASTER FUND, L.P.

FRAUDULENT TRANSFER INSTRUCTIONS ENDORSEMENT

(For use with the ICAP bond)

In consideration of the premium charged, it is agreed that this bond is amended as follows:

(1)	The following Insuring Clause is added:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the ASSURED having, in good faith, transferred money on deposit in a Customer’s account, or a Customer’s Certificated Security or Uncertificated Security, in reliance upon a         fraudulent instruction transmitted to the ASSURED via telefacsimile, telephone or electronic mail; provided, however, that:

	A.	the fraudulent instruction purports, and reasonably appears, to have originated from:

		i.	such Customer, or

		ii.	an Employee acting on instructions of such Customer, or

		iii.	another financial institution acting on behalf of such Customer with authority to make such instructions; and

	B.	the sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

	C.	the sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee; and

	D.	the instruction was received by an Employee specifically authorized by the ASSURED to receive and act upon such instructions; and

E.

for any transfer exceeding the amount set forth in paragraph (8) of this endorsement, the ASSURED verified the instructions via a call back to a predetermined telephone number set forth in the ASSURED’s written agreement with such Customer or other verification procedure approved in writing by the COMPANY; andthe ASSURED preserved a contemporaneous record of the call back, if any, and the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

(2)	For the purposes of the coverage afforded by this endorsement, the following terms shall have the following meanings:

Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

	(1)	represented by an instrument issued in bearer or registered form, and

	(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

	(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

14-02-21330 (10/2014)

Customer means any individual, corporate partnership, proprietor, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED authorizing the ASSURED to transfer Money on deposit in an account or Certificated Security or Uncertificated Security in reliance upon instructions transmitted to the ASSURED via telefacsimile, telephone or electronic mail to transmit the fraudulent instruction.

Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

	(1)	not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

	(2)	of a type commonly dealt in on securities exchanges or markets, and

	(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(3)

It shall be a condition precedent to coverage under this Insuring Clause that the ASSURED assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

(4)	Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, the following Exclusions are added:

	A.	Loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code;

and

B.

Loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the internet, unless:

		i.	each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

		ii.	the instruction was formatted, encoded or encrypted so that any altercation in the ACH entry or group of ACH entries would be apparent to the ASSURED.

(5)	Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, Exclusion 2.k. is deleted and replaced with the following:

k.

loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9. or the Fraudulent Transfer Instruction Insuring

Clause.

(6)

For the purposes of the Fraudulent Transfer Instruction Insuring Clause, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved.

(7)	For the purposes of the Fraudulent Transfer Instruction Insuring Clause, the Single Loss Limit of Liability shall be $ 4,500,000. The Deductible Amount shall be $ 25,000.

(8)	The amount of any single transfer for which verification via call back will be required is: $ 25,000.

14-02-21330 (10/2014)

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-21330 (10/2014)

35

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: January 31, 2021	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	9

	To be attached to and

	form a part of Bond No.	82210769
Issued to: THE ENDOWMENT MASTER FUND, L.P.

AMEND DEFINITION OF FORGERY ENDORSEMENT

In consideration of the premium charged, it is agreed that the definition of Forgery set forth in Section 1,

Definitions, of the Conditions and Limitations of this bond is deleted and replaced with the following:

Forgery means:

(1) affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2) affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-21353 (11/2014)

SALIENT MF TRUST

FORWARD FUNDS

SALIENT MIDSTREAM & MLP FUND

Secretary’s Certificate

I, Kristen Bayazitoglu, being the duly appointed Secretary of Salient MF Trust, Forward Funds, and Salient Midstream & MLP Fund (each a “Trust” and, together, the “Trusts”), each a Delaware statutory trust, do hereby certify that the following is a true and correct copy of the resolutions unanimously approved by the Boards of Trustees of the Trusts (together, the “Board”), including those Trustees who are not interested persons of the Trusts as defined under the Investment Company Act of 1940, as amended (the “1940 Act”), at an in person joint meeting of the Board held on January 28, 2021, at which meeting a quorum was at all times present and acting. I do hereby also certify that such resolutions have not been rescinded, amended or materially modified and on the date hereof are in full force and effect:

Approval of Insurance Coverage Renewals and Related Joint Agreements

Joint Fidelity Bond and Joint Bond Agreement

RESOLVED:

That the joint Fidelity Bond, issued by Federal Insurance Company, covering each Trustee, Director, officer and employee of the Trusts and the Salient Private Access Master Fund, L.P. (“SPAF”) and The Endowment PMF Master Fund, L.P., (“PMF”) (SPAF and PMF together, the “Partnerships”), including any Feeder Funds of the Partnerships (the Trusts and Partnerships together, the “Registered Products”), against larceny and embezzlement, in the amount of $4,500,000 for a twelve-month term period ending January 31, 2022 and in the proposed form discussed at the Meeting, after consideration of all factors deemed relevant by the Board, including, but not limited to, (i) the expected value of the aggregate assets of the Trusts to which any officer or employee of the Trusts may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets and (iii) the nature of the securities in the Trusts’ portfolios, be, and it hereby is, approved; and be it further

RESOLVED:

That the portion of the premium for the Fidelity Bond to be paid by each Trust, after consideration of all factors deemed relevant by the Board, including, but limited to, (i) the number of other parties named as insureds, (ii) the nature of the business activities of such other parties, (iii) the amount of the Fidelity Bond, (iv) the amount of the premium for such Fidelity Bond, (v) the ratable allocation of the premium among all parties named as insureds and (vi) the extent to which the share of the premium allocated to each Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond, be, and it hereby is, approved; and be it further

RESOLVED:	That the appropriate officers of the Trusts be, and each of hereby is,

authorized to increase the amount of the Fidelity Bond coverage from time to time to ensure adequate coverage based upon the value of each Trust’s assets and to enable the Trusts to remain in compliance with the 1940 Act and the rules promulgated thereunder; and be it further

RESOLVED:

That the continuation of the Joint Insured Bond Agreement among the Trusts and the other Registered Products (the “Bond Agreement”) as listed in Schedule A to the Bond Agreement, in substantially the form presented at the Meeting, providing in substance that, in the event recovery is received under the Fidelity Bond as a result of a loss sustained by a Trust and any one or more other named insureds, each Trust shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act, be, and it hereby is approved; and be it further

RESOLVED:	That the appropriate officers of the Trusts be, and each of them hereby is, authorized to execute and deliver said Fidelity Bond in substantially the form discussed at the Meeting; and be it further

RESOLVED:

That the appropriate officers of the Trusts be, and each hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Trusts and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 26th day of February, 2021.

/s/ Kristen Bayazitoglu
Kristen Bayazitoglu
Secretary of Salient MF Trust, Forward Funds and Salient Midstream & MLP Fund

FIDELITY BOND AGREEMENT

This Agreement is made as of January 28, 2021 by and among each entity that has executed this Agreement, as listed on Schedule A hereto (each a “Fund” and collectively, the “Funds”).

WITNESSETH:

WHEREAS, the Funds are management investment companies registered under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Funds jointly hold a fidelity bond required by the 1940 Act and Rule 17g-1 promulgated thereunder under which the Funds are named insureds; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters;

NOW THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.        Description of Bond. Federal Insurance Company (Chubb) has issued a fidelity bond in an amount approved by the Board Members of the Fund and separately a majority of the Board Members who are not “interested persons” of such Funds, that designates the Funds as named insureds effective January 31, 2021 (the “Bond”), with such Bond to be amended and/or adjusted from time to time.

2.        Minimum Recovery. In the event recovery is received under the Bond as a result of loss sustained by one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery which shall be at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3.        Term. The terms of this Agreement shall commence on the date hereof and shall terminate upon the termination or cancellation of the Bond or upon notice from any party hereto.

1

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

SALIENT PRIVATE ACCESS MASTER FUND, L.P.

SALIENT PRIVATE ACCESS REGISTERED FUND, L.P.

SALIENT PRIVATE ACCESS TEI FUND, L.P.

SALIENT PRIVATE ACCESS (OFFSHORE) TEI FUND, LTD.

SALIENT PRIVATE ACCESS INSTITUTIONAL FUND, L.P.

SALIENT PRIVATE ACCESS (DOMESTIC) FUND, L.P.

SALIENT PRIVATE ACCESS (DOMESTIC QP) FUND, L.P.

SALIENT PRIVATE ACCESS (INTERNATIONAL) FUND, LTD.

By:	/s/ William K. Enszer
Name:	William K. Enszer
Title:	Chief Executive Officer

THE ENDOWMENT PMF MASTER FUND, L.P.

PMF INTERNATIONAL FUND, LTD.

PMF FUND, L.P.

PMF TEI FUND, L.P.

PMF TEI (OFFSHORE) FUND, LTD.

By:	/s/ William K. Enszer
Name:	William K. Enszer
Title:	Chief Executive Officer

SALIENT MIDSTREAM & MLP FUND

By:	/s/ Kristen Bayazitoglu
Name:	Kristen Bayazitoglu
Title:	Secretary

2

SALIENT MF TRUST

By:	/s/ Kristen Bayazitoglu
Name:	Kristen Bayazitoglu
Title:	Secretary

FORWARD FUNDS

By:	/s/ Kristen Bayazitoglu
Name:	Kristen Bayazitoglu
Title:	Secretary

3

SCHEDULE A

1. Salient Private Access Master Fund, L.P.

2. Salient Private Access Registered Fund, L.P.

3. Salient Private Access TEI Fund, L.P.

4. Salient Private Access (Offshore) TEI Fund, Ltd.

5. Salient Private Access Institutional Fund, L.P.

6. Salient Private Access (Offshore) Fund, Ltd. – Closed on 5/1/2018

7. Salient Private Access (Domestic) Fund, L.P.

8. Salient Private Access (Exempt) Fund II, L.P. – Closed on 5/1/2018

9. Salient Private Access (Domestic QP) Fund, L.P.

10. Salient Private Access (International) Fund, Ltd.

11. Salient Private Access Institutional TEI Fund W, L.P. – Closed on 7/1/16

12. Salient Private Access Institutional TEI Fund W, Ltd. – Closed on 7/1/16

13. The Endowment PMF Master Fund, L.P.

14. PMF Fund, L.P.

15. PMF International Fund, Ltd.

16. PMF TEI Fund, L.P.

17. PMF TEI (Offshore) Fund, Ltd.

18. Salient Midstream & MLP Fund (SMM)

19. Salient Midstream & MLP Fund, Inc. – Closed on 9/30/16

20. Salient MF Trust

Salient Adaptive Growth Fund – Closed on 8/13/18

Salient Adaptive Growth Offshore Fund Ltd. (Cayman Sub) – Closed on 8/13/18

Salient MLP & Energy Infrastructure Fund

Salient Tactical Plus Fund

Salient Trend Fund – Closed on 8/13/18

Salient Trend Offshore Fund Ltd. (Cayman Sub) – Closed on 8/13/18

Salient Alternative Beta Fund – Closed October 2015

Salient Alternative Beta Offshore Fund, Ltd. (Cayman Sub) – Closed October 2015

Salient MLP Fund – Closed November 2015

Salient Global Equity Fund – Closed November 2015

21. Salient Alternative Strategies Master Fund (f/k/a Salient Absolute Return Master Fund) – Closed on 6/30/16

Salient Alternative Strategies I Fund (f/k/a Salient Absolute Return Institutional Fund) – Closed on 6/30/16

Salient Absolute Return Private Fund (Delaware), LLC – Closed on 6/30/16

Salient Absolute Return Institutional Fund (Delaware), LLC – Closed on 6/30/16

22. Forward Funds

Salient Adaptive Balanced Fund – Closed on 8/13/18

Salient Adaptive Income Fund – Closed on 8/13/18

Salient Adaptive US Equity Fund – Closed on 8/13/18

A-1

Salient EM Infrastructure Fund – Closed on 8/13/18

Salient International Dividend Signal Fund – Closed on 8/13/18

Salient Global Real Estate Fund (f/k/a Salient International Real Estate Fund)

Salient International Small Cap Fund – Closed on December 12, 2019

Salient Real Estate Fund – Closed on 8/13/18

Salient Select Income Fund

Salient Select Opportunity Fund – Closed on 8/13/18

Salient Tactical Growth Fund

Salient Tactical Muni & Credit Fund – Closed 10/15/18

Salient Tactical Real Estate Fund – Merged/Closed 8/21/18

Salient US Dividend Signal Fund – Closed on 8/13/18

Salient EM Corporate Debt Fund – Closed on 2/28/17

Salient EM Dividend Signal Fund – Closed on 2/28/17

Salient High Yield Fund – Closed on 2/28/17

Salient Commodity Long/Short Strategy Fund – Closed on 12/12/16

Salient Commodity Long/Short Strategy (Cayman) Fund Ltd. – Closed on 12/12/16

Salient Frontier Strategy Fund – Closed on 12/12/16

Salient Investment Grade Fund – Closed on 12/12/16

Forward Balanced Allocation – Merged/Closed on 01/22/16

Forward Global Dividend Fund—Closed on 11/17/15

Forward Growth & Income Allocation Fund – Merged/Closed on 01/22/16

Forward Income & Growth Allocation Fund – Closed on 08/12/15

Forward Multi-Strategy Fund – Merged/Closed on 01/22/16

Forward Select EM Dividend Fund – Closed on 12/15/15

Forward Small Cap Equity Fund – Closed on 08/12/15

Forward Tactical Enhanced Fund – Closed on 12/23/15

Forward U.S. Government Money Fund – Closed on 08/26/15

A-2

JOINT PROFESSIONAL LIABILITY INSURANCE AGREEMENT

This Agreement is made as of January 28, 2021 by and among each entity that has executed this Agreement, as listed on Schedule A hereto (each a “Fund” and collectively, the “Funds”).

WHEREAS, the Board Members of the Funds (each, a “Board” and collectively, the “Boards”) have determined that participation in a joint professional liability insurance policy providing coverage against professional and managerial civil liability is in the best interests of such Funds;

WHEREAS, the Funds are named as insured persons effective January 31, 2021 under the Professional Liability Insurance Policy (“Insurance Policy”) issued by Federal Insurance Company, et al, or an affiliate (the “Insurer”);

WHEREAS, the Boards satisfy the fund governance standards defined in Rule 0-1(a)(7) under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Funds desire to establish criteria by which premiums and recoveries under the Insurance Policy shall be allocated among parties in compliance with Rule 17d-1(d)(7) under the 1940 Act;

NOW THEREFORE, it is hereby agreed as follows:

1.        The premium for the Insurance Policy shall be allocated to each Fund based upon its proportionate share of the sum of the premiums that would have been paid if such Insurance Policy were purchased separately by each Fund.

2.        In the event that the claims of loss of two or more Funds under the Insurance Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, each Fund shall receive a proportionate share of the sum of the recovery that would have been received if such Insurance Policy coverage were purchased separately by each Fund.

3.        The Insurance Policy shall not exclude coverage for bona fide claims made against any Board Member who is not an “interested person” (as such term is

1

defined in the 1940 Act) of the Funds (an “Independent Board Member”), or against any Fund if such Fund is a co-defendant in the claim with the Independent Board Member, by another person insured under the Insurance Policy.

4.        Each Board, including a majority of the Independent Board Members, shall determine no less frequently than annually that the Insurance Policy is in the best interests of the Funds and that the standards in paragraphs (1) and (2) above have been satisfied.

5.        The obligations of each Fund under this Agreement are not binding upon any of the Board Members of the Funds or any Fund investors individually, but bind only the assets of such Fund.

6.        This Agreement may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

SALIENT PRIVATE ACCESS MASTER FUND, L.P.

SALIENT PRIVATE ACCESS REGISTERED FUND, L.P.

SALIENT PRIVATE ACCESS TEI FUND, L.P.

SALIENT PRIVATE ACCESS (OFFSHORE) TEI FUND, LTD.

SALIENT PRIVATE ACCESS INSTITUTIONAL FUND, L.P.

SALIENT PRIVATE ACCESS (DOMESTIC) FUND, L.P.

SALIENT PRIVATE ACCESS (DOMESTIC QP) FUND, L.P.

SALIENT PRIVATE ACCESS (INTERNATIONAL) FUND, LTD.

By:	/s/ William K. Enszer
Name:	William K. Enszer
Title:	Chief Executive Officer

THE ENDOWMENT PMF MASTER FUND, L.P.

PMF INTERNATIONAL FUND, LTD.

PMF FUND, L.P.

2

PMF TEI FUND, L.P.

PMF TEI (OFFSHORE) FUND, LTD.

By:	/s/ William K. Enszer
Name:	William K. Enszer
Title:	Chief Executive Officer

SALIENT MIDSTREAM & MLP FUND

By:	/s/ Kristen Bayazitoglu
Name:	Kristen Bayazitoglu
Title:	Secretary

SALIENT MF TRUST

By:	/s/ Kristen Bayazitoglu
Name:	Kristen Bayazitoglu
Title:	Secretary

FORWARD FUNDS

By:	/s/ Kristen Bayazitoglu
Name:	Kristen Bayazitoglu
Title:	Secretary

3

SCHEDULE A

1. Salient Private Access Master Fund, L.P.

2. Salient Private Access Registered Fund, L.P.

3. Salient Private Access TEI Fund, L.P.

4. Salient Private Access (Offshore) TEI Fund, Ltd.

5. Salient Private Access Institutional Fund, L.P.

6. Salient Private Access (Offshore) Fund, Ltd. – Closed on 5/1/2018

7. Salient Private Access (Domestic) Fund, L.P.

8. Salient Private Access (Exempt) Fund II, L.P. – Closed on 5/1/2018

9. Salient Private Access (Domestic QP) Fund, L.P.

10. Salient Private Access (International) Fund, Ltd.

11. Salient Private Access Institutional TEI Fund W, L.P. – Closed on 7/1/16

12. Salient Private Access Institutional TEI Fund W, Ltd. – Closed on 7/1/16

13. The Endowment PMF Master Fund, L.P.

14. PMF Fund, L.P.

15. PMF International Fund, Ltd.

16. PMF TEI Fund, L.P.

17. PMF TEI (Offshore) Fund, Ltd.

18. Salient Midstream & MLP Fund (SMM)

19. Salient Midstream & MLP Fund, Inc. – Closed on 9/30/16

20. Salient MF Trust

Salient Adaptive Growth Fund – Closed on 8/13/18

Salient Adaptive Growth Offshore Fund Ltd. (Cayman Sub) – Closed on 8/13/18

Salient MLP & Energy Infrastructure Fund

Salient Tactical Plus Fund

Salient Trend Fund – Closed on 8/13/18

Salient Trend Offshore Fund Ltd. (Cayman Sub) – Closed on 8/13/18

Salient Alternative Beta Fund – Closed October 2015

Salient Alternative Beta Offshore Fund, Ltd. (Cayman Sub) – Closed October 2015

Salient MLP Fund – Closed November 2015

Salient Global Equity Fund – Closed November 2015

21. Salient Alternative Strategies Master Fund (f/k/a Salient Absolute Return Master Fund) – Closed on 6/30/16

Salient Alternative Strategies I Fund (f/k/a Salient Absolute Return Institutional Fund) – Closed on 6/30/16

Salient Absolute Return Private Fund (Delaware), LLC – Closed on 6/30/16

Salient Absolute Return Institutional Fund (Delaware), LLC – Closed on 6/30/16

22. Forward Funds

Salient Adaptive Balanced Fund – Closed on 8/13/18

Salient Adaptive Income Fund – Closed on 8/13/18

Salient Adaptive US Equity Fund – Closed on 8/13/18

A-1

Salient EM Infrastructure Fund – Closed on 8/13/18

Salient International Dividend Signal Fund – Closed on 8/13/18

Salient Global Real Estate Fund (f/k/a Salient International Real Estate Fund)

Salient International Small Cap Fund – Closed on December 12, 2019

Salient Real Estate Fund – Closed on 8/13/18

Salient Select Income Fund

Salient Select Opportunity Fund – Closed on 8/13/18

Salient Tactical Growth Fund

Salient Tactical Muni & Credit Fund – Closed 10/15/18

Salient Tactical Real Estate Fund – Merged/Closed 8/21/18

Salient US Dividend Signal Fund – Closed on 8/13/18

Salient EM Corporate Debt Fund – Closed on 2/28/17

Salient EM Dividend Signal Fund – Closed on 2/28/17

Salient High Yield Fund – Closed on 2/28/17

Salient Commodity Long/Short Strategy Fund – Closed on 12/12/16

Salient Commodity Long/Short Strategy (Cayman) Fund Ltd. – Closed on 12/12/16

Salient Frontier Strategy Fund – Closed on 12/12/16

Salient Investment Grade Fund – Closed on 12/12/16

Forward Balanced Allocation – Merged/Closed on 01/22/16

Forward Global Dividend Fund—Closed on 11/17/15

Forward Growth & Income Allocation Fund – Merged/Closed on 01/22/16

Forward Income & Growth Allocation Fund – Closed on 08/12/15

Forward Multi-Strategy Fund – Merged/Closed on 01/22/16

Forward Select EM Dividend Fund – Closed on 12/15/15

Forward Small Cap Equity Fund – Closed on 08/12/15

Forward Tactical Enhanced Fund – Closed on 12/23/15

Forward U.S. Government Money Fund – Closed on 08/26/15

A-2